Mail Stop 3010

April 23, 2009

Mr. Michael V. Pappagallo
Chief Financial Officer
Kimco Realty Corporation
3333 New Hyde Park Road
New Hyde Park, NY 11042-0020

   Re: **Kimco Realty Corporation**
       Form 10-K for the year ended December 31, 2008
       File No. 001-10899

Dear Mr. Pappagallo:

  We have reviewed your filing and have the following comments. We have limited our review to only the issues addressed below and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Financial Statements

Consolidated Statements of Income, page 75

1. Please tell us how your current presentation of your impairments below non-operating income/expense complies with Rule 5-03 of Regulation S-X. It appears that these expenses should be classified as operating expenses.

Consolidated Statements of Cash Flows, page F-78

2. We note that during 2008 there were some significant dispositions of operating properties by unconsolidated joint ventures. Please tell us why you believe it is appropriate to present all distributions from joint ventures within cash flows from operating activities. Additionally, please revise your disclose within your financial statements whether you are using a look through method or cumulative earnings method to recognize the character of distributions from equity investees.

14. Minority Interests, pages 111 to 112

3. Please disclose the amount of consideration that would be paid to unaffiliated holders of units issued from your consolidated subsidiaries which are not mandatorily redeemable as if the termination of these consolidated subsidiaries occurred on the balance sheet date.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kevin Woody
Branch Chief